Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 26, 2024

Reference is made to the Notice of Annual General Meeting (the “AGM”) dated May 30, 2024 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated May 30, 2024 (the “Circular”) of Zhihu Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and/or the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on June 26, 2024 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 299,722,672 Shares, comprising 282,048,629 Class A Ordinary Shares (including the 1,885,770 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) and 17,674,043 Class B Ordinary Shares. The trustees of the share schemes of the Company which held in aggregate [8,506,866] unvested Class A Ordinary Shares awarded and the holder of the Bulk Issuance Shares, were required to abstain from voting on all the Resolutions proposed at the AGM. Save as disclosed, there was no Shareholder who was required under the Listing Rules to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that it intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 6 at the AGM was [299,722,672 Shares, comprising 282,048,629 Class A Ordinary Shares (including the 1,885,770 Bulk Issuance Shares as of the Share Record Date) and 17,674,043 Class B Ordinary Shares.]

According to the Articles of Association, (i) with regard to the resolutions 1, 2(a)(i), 2(a)(ii), 2(b), 3, 4 and 5, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(iii) and 6, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the reports of the directors of the Company and auditor thereon.	Class A ordinary shares	156,768,244 (99.994872%)	8,040 (0.005128%)	2,625	156,776,284	156,776,284
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	333,508,674 (99.997589%)	8,040 (0.002411%)	2,625	174,450,327	333,516,714
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(i)	To re-elect Mr. Yuan Zhou as an executive director.	Class A ordinary shares	128,881,692 (82.206566%)	27,896,164 (17.793434%)	1,053	156,777,856	156,777,856
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	305,622,122 (91.635792%)	27,896,164 (8.364208%)	1,053	174,451,899	333,518,286
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(ii)	To re-elect Mr. Zhaohui Li as a non-executive director.	Class A ordinary shares	154,119,630 (98.304668%)	2,657,899 (1.695332%)	1,380	156,777,529	156,777,529
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	330,860,060 (99.203072%)	2,657,899 (0.796928%)	1,380	174,451,572	333,517,959
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the Companies Act (As Revised) of the Cayman Islands and the Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2(a)(iii)	To re-elect Ms. Hope Ni as an independent non-executive director.	Class A ordinary shares	146,029,951 (93.144702%)	10,747,566 (6.855298%)	1,392	156,777,517	156,777,517
		Class B ordinary shares	17,674,043 (100.000000%)	0 (0.000000%)	0	17,674,043	17,674,043
		TOTAL NUMBER (CLASS A & CLASS B)	163,703,994 (93.839226%)	10,747,566 (6.160774%)	1,392	174,451,560	174,451,560
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(b)	To authorize the board of directors of the Company to fix the remuneration of directors.	Class A ordinary shares	155,681,241 (99.304410%)	1,090,489 (0.695590%)	7,179	156,771,730	156,771,730
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	332,421,671 (99.673029%)	1,090,489 (0.326971%)	7,179	174,445,773	333,512,160
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A ordinary shares	133,697,633 (85.281500%)	23,074,508 (14.718500%)	6,768	156,772,141	156,772,141
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	310,438,063 (93.081368%)	23,074,508 (6.918632%)	6,768	174,446,184	333,512,571
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.	To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A ordinary shares	156,764,338 (99.991699%)	13,014 (0.008301%)	1,557	156,777,352	156,777,352
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	333,504,768 (99.996098%)	13,014 (0.003902%)	1,557	174,451,395	333,517,782
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) by the aggregate number of the shares and/or shares underlying ADSs repurchased by the Company.	Class A ordinary shares	134,241,698 (85.720664%)	22,361,963 (14.279336%)	175,248	156,603,661	156,603,661
		Class B ordinary shares	176,740,430 (100.000000%)	0 (0.000000%)	0	17,674,043	176,740,430
		TOTAL NUMBER (CLASS A & CLASS B)	310,982,128 (93.291628%)	22,361,963 (6.708372%)	175,248	174,277,704	333,344,091
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2024.	Class A ordinary shares	156,754,678 (99.985736%)	22,362 (0.014264%)	1,869	156,777,040	156,777,040
		Class B ordinary shares	17,674,043 (100.000000%)	0 (0.000000%)	0	17,674,043	17,674,043
		TOTAL NUMBER (CLASS A & CLASS B)	174,428,721 (99.987182%)	22,362 (0.012818%)	1,869	174,451,083	174,451,083
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All directors of the Company, namely Mr. Yuan Zhou, Mr. Dahai Li, Mr. Zhaohui Li, Mr. Bing Yu, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen attended the AGM, either in person or by electronic means.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, June 26, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as executive director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive directors.